UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2008
[     ] Transition Report on Form 10-K
[     ] Transition Report on Form 20-F
[     ] Transition Report on Form 11-K
[     ] Transition Report on Form 10-Q
[     ] Transition Report on Form N-SAR
For the Transition Period Ended: _______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

American Lorain Corporation
Full Name of Registrant

Millennium Quest Inc.
Former Name if Applicable

Beihuan Road, Junan County
Address of Principal Executive Office (Street and Number)

Shandong, People’s Republic of China 276600
City State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20- F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

(Attach extra Sheets if Needed.)

The compilation, dissemination and review of the information required to be presented in the Form 10-K for the fiscal year ended December 31, 2008 has imposed time constraints that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the Registrant. The Registrant represents that the Form 10-K will be filed within the period described under Rule 12b-25(b)(2)(ii).

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Yilun Jin	(+86)	539 - 7317959
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes             ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes             ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AMERICAN LORAIN CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2009	By:	/s/ Yilun Alan Jin
Yilun Alan Jin
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Annex A (pursuant to Part IV, Question 3)

Net revenues increased $50.3 million, or approximately 61.2%, to $132.4 million in 2008 from $82.1 million in 2007. During fiscal year 2008, sales in China increased approximately 88% and sales to Japan, South Korea, France and the UK increased, in the aggregate, approximately 42% compared to fiscal year 2007, offset by a decrease of an aggregate of $0.57 million, or 54%, of sales to the United States compared to fiscal year 2007.

Cost of revenues increased $39.3 million to $101.2 million in fiscal year 2008 from $61.9 million in fiscal year 2007. The increased cost of revenues was attributable primarily to the increase in the cost of raw materials, as well as an increase in wages, depreciation, other allocated overhead and currency appreciation.

Gross profit increased $10.9 million, or 54.5%, to $31.1 million in fiscal year 2008 from $20.2 million in fiscal year 2007 as a result of higher net revenues, offset by higher costs of revenues, for the reasons indicated immediately above.

Selling and marketing expenses increased $3.5 million, or 135%, to $6.2 million in fiscal year 2008 from $2.6 million in fiscal year 2007. The factors that contributed to this increase were shipping and inspection fees, port surcharge, tariff, supermarket fees and wages. These increases were partially offset by a decrease of other factors, including customer lodging, phone, postage and courier, toll road expense, warehousing costs and professional movers.

General and administrative expenses increased approximately $1.1 million, or 41.3%, to $4.0 million in fiscal year 2008 from $2.9 million in fiscal year 2007. The main factors that contributed to this increase were personnel benefits, consultation fees, entertainment, insurance fee and R&D fee.

Income before taxation and minority interest increased $6.1 million, or 48.3%, to $18.7 million in fiscal year 2008 from $12.6 million in fiscal year 2007 as a result of higher net revenues, offset by higher costs of revenues, for the reasons indicated immediately above.

Net income increased $4.9 million, or 50.9%, to $14.7 million in fiscal year 2008 from $9.7 million in fiscal year 2007, as a result of the factors described above.